DGSE COMPANIES, INC.

11311 REEDER ROAD

DALLAS, TEXAS 75229

March 1, 2012

Mr. William Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-0450

RE: Commission Review Comments Dated February 21, 2012

DGSE Companies, Inc.

Item 4.02 Form 8-K

Filed February 17, 2012

File No. 1-11048

Dear Mr. Thompson:

On behalf of DGSE Companies, Inc. (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 21, 2012, providing the Staff’s comment with respect to the above-referenced Forms.

We appreciate the comments of the Staff to the filings and the opportunity to respond. For the convenience of the Staff, the Staff’s comment is included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in the letter to “we” and “our” refer to the Company.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.      Please revise to provide the disclosures required by paragraphs (1) and (3) of Item 4.02(a) of Form 8-K. Specifically, please disclose:

•	when you concluded that your financial statements for the quarters ended June 30, 2010 and September 30, 2010 should no longer be relied on; and
•	whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matters disclosed in the filing with your independent accountant.

 The Company has revised its Form 8-K under Item 4.02(a) to include the disclosures required by paragraphs (1) and (3) of Item 4.02(a) of Form 8-K to specifically disclose:

•	when the Company concluded that our financial statements for the quarters ended June 30, 2010 and September 30, 2010 should no longer be relied on; and
•	whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matters disclosed in the filing with your independent accountant.

The company is in the process of filing the Form 8-K\A to reflect these disclosures.

In addition to our response to the aforementioned questions, we acknowledge that:

A.     The Company is responsible for the adequacy of the disclosure in the filings;

B.     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

C.     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any additional questions, please feel free to contact Matthew Auger, our Controller and Interim CFO, at 972-739-2926 or at mauger@dgse.com.

Sincerely,

DGSE Companies, Inc.

/s/ William H. Oyster
William H. Oyster
Chief Executive Officer